UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

163075 1041

(CUSIP Number)

Sheng Fu

Sheng Global Limited

c/o Cheetah Mobile Inc.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

+86-10-6292-7779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of Sheng Fu (“Mr. Fu”) and Sheng Global Limited (“Sheng Global”), with respect to the Class A ordinary shares, par value $0.000025 per share (“Class A Ordinary Shares”), of Cheetah Mobile Inc., a Cayman Islands company (the “Issuer”). The Class A Ordinary Shares beneficially owned by Mr. Fu and Sheng Global were previously reported on a Schedule 13G filed on February 13, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

CUSIP No.	163075 104

1	Names of Reporting Persons Sheng Fu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,733,453 Ordinary Shares(1)
	8	Shared Voting Power 399,445,025 Ordinary Shares(2)
	9	Sole Dispositive Power 97,733,453 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 497,178,478 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.6%(3)
14	Type of Reporting Person (See Instructions) IN

(1)         Includes (i) 32,500,000 Class A Ordinary Shares in the form of restricted ADSs and 44,026,689 Class B Ordinary Shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 6,954,000 Class A Ordinary Shares and 7,300,000 Class B Ordinary Shares beneficially owned by Mr. Fu through FaX Vision Corporation, which is a British Virgin Islands company controlled by Sheng Global Limited, (iii) 195,281 Class B Ordinary Shares, which were issued and outstanding, that have vested to Mr. Fu under the Issuer’s 2011 Share Award Scheme, and (iv) 6,757,483 Class B Ordinary Shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under the Issuer’s 2013 Equity Incentive Plan within 60 days after October 1, 2017.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(2)         Represents 399,445,025 Class B Ordinary Shares held by Kingsoft Corporation Limited.

(3)         The calculation is based on 1,430,736,715 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Issuer’s annual report on Form 20-F filed with the Commission on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No.	163075 104

1	Names of Reporting Persons Sheng Global Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 90,780,689 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 90,780,689 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,780,689 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)         Includes (i) 32,500,000 Class A Ordinary Shares in the form of restricted ADSs and 44,026,689 Class B Ordinary Shares held by Sheng Global Limited and (ii) 6,954,000 Class A Ordinary Shares and 7,300,000 Class B Ordinary Shares beneficially owned by Sheng Global through FaX Vision Corporation, which is a British Virgin Islands company controlled by Sheng Global Limited.

The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(2)         The calculation is based on 1,430,736,715 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Issuer’s annual report on Form 20-F filed with the Commission on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1.         Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares of the Issuer, including Class A Ordinary Shares represented by American depositary shares (the “ADSs”), each representing ten Class A Ordinary Shares, of Cheetah Mobile Inc. (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol “CMCM.” The Issuer has also issued Class B ordinary shares, par value $0.000025 per share (“Class B Ordinary Shares”) .

The principal executive offices of the Issuer are located at Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

Item 2.         Identity and Background.

(a)—(c), (f)                                   This Schedule 13D is being jointly filed by Mr. Fu and Sheng Global (the “Reporting Persons” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by the ADSs) held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Fu is the chief executive officer and a director of the Issuer. Mr. Fu is a citizen of the People’s Republic of China. The principal business address of Mr. Fu is c/o Cheetah Mobile Inc., Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

Sheng Global is principally an investment holding vehicle and is wholly owned and controlled by Mr. Fu. The principal business address of Sheng Global is c/o Cheetah Mobile Inc., Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China. The name, business address, present principal employment and citizenship of each director and executive officer of Sheng Global are set forth in Schedule A hereto and are incorporated herein by reference.

(d), (e)             During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, Mr. Fu and Kingsoft (as defined in Item 4) may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Kingsoft Voting Proxy (as defined in Item 4) under Item 4 are incorporated herein by reference in its entirety.

Item 4.         Purpose of Transaction.

On February 12, 2017, Mr. Fu and Kingsoft Corporation Limited (“Kingsoft”) entered into a voting proxy agreement (the “Kingsoft Voting Proxy”), pursuant to which Kingsoft agreed to designate Mr. Fu as its proxy to exercise on its behalf voting rights pertaining to up to 399,445,025 Class B Ordinary Shares that it owns at any shareholders’ meeting of the Issuer, subject to certain additional rights and obligations of Mr. Fu and Kingsoft, including, among other things, (i) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of the Issuer and Kingsoft, (ii) Mr. Fu’s obligation to use best efforts to retain the Issuer’s core management team, (iii) Kingsoft’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings under (i) and (ii)(collectively, the “Undertakings”), and (iv) agreement to increase the size and change the composition of the Issuer’s current nine-member board of directors, such that there will be 11 directors, including three directors from the Issuer’s management, one director designated by Kingsoft, one director designated by Tencent Holdings Limited, and six independent directors. The six independent directors shall be nominated by Mr. Fu and agreed upon by Kingsoft (such agreement about the Issuer’s board composition, the “Board Composition Agreement”).

The Kingsoft Voting Proxy became effective on October 1, 2017 and will terminate if Mr. Fu breaches the Undertakings, by mutual written agreement between Mr. Fu and Kingsoft, or Kingsoft has disposed of all the shares delegated to Mr. Fu under the Kingsoft Voting Proxy, each in accordance with the terms of the Kingsoft Voting Proxy.

References to the Kingsoft Voting Proxy in this Schedule 13D are qualified in their entirety by reference to the Kingsoft Voting Proxy, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)—(b)     The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 1,430,736,715 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Company’s annual report on Form 20-F filed with the SEC on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

By virtue of the Board Composition Agreement set forth in the Kingsoft Voting Proxy as described herein, Mr. Fu and Kingsoft, who is not a Reporting Person on this Schedule 13D, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Kingsoft beneficially owns (i) 5,040,877 Class A Ordinary Shares, (ii) 6,759,670 Class A Ordinary Shares represented by ADSs, and (iii) 662,806,049 Class B Ordinary Shares, as reported in a Schedule 13D filed by Kingsoft on October 10, 2017. By virtue of the terms set forth in the Kingsoft Voting Proxy, Mr. Fu may be deemed to share the voting power pertaining to up to 399,445,025 Class B Ordinary Shares beneficially owned by Kingsoft. As a result, Mr. Fu may be deemed to beneficially own an aggregate of 497,178,478 outstanding Ordinary Shares (including 6,757,483 Class B Ordinary Shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under the Issuer’s 2013 Equity Incentive Plan within 60 days after October 1, 2017), which represents approximately 34.6% of the total outstanding Ordinary Shares and approximately 43.7% of the voting power of the total outstanding Ordinary Shares. Except as otherwise stated herein, Mr. Fu expressly disclaims any beneficial ownership of the Ordinary Shares held by Kingsoft.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)  None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)  Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Kingsoft Voting Proxy under Item 4 are incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated October 1, 2017 by and between the Reporting Persons.

B	Voting Proxy Agreement, dated February 12, 2017, by and between Mr. Fu and Kingsoft.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2017

/s/ Sheng Fu
Sheng Fu

Sheng Global Limited

By:	/s/ Sheng Fu
Name:	Sheng Fu
Title:	Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

Sheng Global Limited

The business address of the following individual is c/o Cheetah Mobile Inc., Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

Name	Country of Citizenship
Director:
Sheng Fu	People’s Republic of China

Executive Officers:
None.	N/A